SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):September 21, 2005

SIGNATURE LEISURE, INC.
(Exact Name of Registrant as Specified in its Charter)

Colorado	000-49600	50-0012982
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Candace Drive, Suite 100
Maitland, Florida 32751
(Address of Principal Executive Offices)

(407) 599-2886
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

<u>Press Release</u>

Signature Leisure Announces New Subsidiary E Cubed Technologies, Inc.

Maitland, FL - September 21, 2005--Signature Leisure, Inc. (OTCBB: SGLS) announced today the formal launch of its information technology services company E Cubed Technologies, Inc.

E Cubed Technologies, Inc. was recently formed as a wholly owned subsidiary of Signature Leisure, Inc. in order to assume the existing Information Technology consulting operations of the parent company. Additionally, E Cubed Technologies is now an authorized dealer for DocSTAR.

DocSTAR, which is a product of AuthentiDate, Inc. (NASDAQ: ADAT), provides clients with a document imaging and retrieval solution. DocSTAR (Document Storage and Retrieval) offers software products for the document imaging industry with a suite of software solutions that securely scans, stores and retrieves documents.

Vice President of Operations at Signature Leisure Inc., Evan Weybright, stated "I believe that a partner like DocSTAR will allow us to assist clients to keep ahead of their industries by allowing them to utilize technology to keep costs down and customer service levels high. Many consulting firms focus on keeping their client companies running; we wish to take a focused and hands-on approach that not only encompasses their existing infrastructure but also looks outside the box at ways to help them be more productive and efficient."

Additionally Mr. Weybright stated, "In today's business world of ever evolving processes, especially in business to business transactions and workflow, it is imperative for small and medium sized businesses to take a most proactive approach to the way they handle their operations in order to retain their existing clients through customer service and support as well as market their business effectively to new clients. By providing an end-to-end solution to its clients, E Cubed Technologies, Inc. hopes to impress a more cost effective and seamless way for small and medium sized businesses to utilize technologies they have and technologies they need."

"Technology should work for companies, not hinder them as it so often does," said Weybright, "the job at hand is to look at each client as an individual entity with individual needs and resources and to make the most effective solution with both elements close at hand."

By implementing products like DocSTAR and Microsoft's Windows Small Business Server 2003, we believe clients are able to maximize their current investment in PC and network infrastructure as well as their ongoing investment in human resources. E Cubed Technologies, Inc. recognizes the potential for these products to become standard as opposed to a luxury for small and medium sized business as well as key elements for companies positioning themselves for growth in their respective markets.

About Signature Leisure, Inc. (OTC BB: SGLS) – Signature Leisure, Inc. is a publicly traded company trading on the OTC Bulletin Board under the symbol SGLS. For more information about Signature Leisure, Inc., please visit the Company's website at www.sigbatureleisure.com

This press release contains certain "forward-looking" statements, as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by the Company. They include, but are not limited to, the Company's ability to develop operations, the Company's ability to consummate and complete an acquisition, the Company's access to future capital, the successful integration of acquired companies, government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition, sales and other factors that may be identified from time to time in the Company's public announcements.

This press release is provided for information purposes only and is not intended to constitute an offer to sell or a solicitation of an offer to buy securities.

Contact:

Signature Leisure, Inc.

Evan R. Weybright

Or Stephen W. Carnes

407-599-2886

info@signatureleisure.com

Section 9 – Financial Statements and Exhibits

Item 9.01 – Exhibits

Signature Leisure, Inc. includes herein the following exhibits:

Exhibit	Description
10.1	DocSTAR Domestic Dealer Agreement, August 30, 2005 Signature Leisure, Inc. and DocSTAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGNATURE LEISURE, INC.

Date: September 22, 2005   By: \s\   Stephen W. Carnes, President
                                                      Stephen W. Carnes, President